Riff LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Riff LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 28, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	75,847	139,072
Accounts Receivable	8,770	9,143
Prepaid Expenses	1,777	240
Inventory	183,735	118,723
Prepaid Inventory	-	9,281
Other Current Assets	20,601	16,676
Total Current Assets	290,729	293,135
Non-current Assets		
Equipment, Office Equipment, and Leasehold Improvements, net of Accumulated Depreciation	299,232	364,552
Security Deposits	9,770	9,770
Total Non-Current Assets	309,002	374,322
TOTAL ASSETS	599,732	667,457
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	178,649	102,163
Payroll Liabilities	2,378	5,464
Short Term Debt - Related Party	500,000	375,000
Accrued Interest	88,205	47,234
Property Tax Payable	2,278	-
Other Liabilities	9,564	7,530
Total Current Liabilities	781,074	537,391
Long-term Liabilities		
EIDL	30,000	-
PPP Loan	142,745	-
Long Term Debt - Related Party	200,000	200,000
Deferred Expenses	108,508	40,203
Deferred Compensation	32,595	21,417
Total Long-Term Liabilities	513,848	261,620
TOTAL LIABILITIES	1,294,922	799,011
EQUITY		
Member's Capital	2,985,000	2,335,000
Accumulated Deficit	(3,680,191)	(2,466,554)
Total Equity	(695,191)	(131,554)
TOTAL LIABILITIES AND EQUITY	599,732	667,457

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	414,316	699,358
Cost of Revenue	346,397	539,807
Gross Profit	67,920	159,551
Operating Expenses		
Advertising and Marketing	173,368	123,353
General and Administrative	816,328	1,071,896
Rent and Lease	222,874	179,320
Depreciation	81,762	77,652
Total Operating Expenses	1,294,332	1,452,221
Operating Income (loss)	(1,226,413)	(1,292,669)
Other Income		
Interest Income	-	-
Other - Grant Income	57,247	-
Total Other Income	57,247	-
Other Expense		
Interest Expense	44,013	63,798
Other	459	539
Total Other Expense	44,471	64,337
Provision for Income Tax	-	-
Net Income (loss)	(1,213,637)	(1,357,007)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(1,213,637)	(1,357,007)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	81,762	77,652
Accounts Payable	186,546	87,965
Inventory	(65,012)	28,940
Accounts Receivable	4,634	(14,464)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	207,931	180,093
Net Cash provided by (used in) Operating Activities	(1,005,705)	(1,176,914)
INVESTING ACTIVITIES		
Leasehold Improvements	(16,443)	(8,798)
Net Cash provided by (used by) Investing Activities	(16,443)	(8,798)
FINANCING ACTIVITIES		
Member Contributions	650,000	1,285,000
EIDL	30,000	-
PPP Loan	142,745	-
Issuance of Debt - Related Party	136,178	18,551
Net Cash provided by (used in) Financing Activities	958,923	1,303,551
Cash at the beginning of period	139,072	21,232
Net Cash increase (decrease) for period	(63,225)	117,839
Cash at end of period	75,847	139,072

Statement of Changes in Member Equity

	Class A Units	Class B Units	Member Capital			
	# of Units	# of Units	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	11,400,028	-	1,050,000	(1,109,547)	-	(59,547)
Sale of Units	1,419,877	-	1,285,000	-	-	1,285,000
Net Income (Loss)	-	-	-	-	(1,357,007)	(1,357,007)
Ending Balance 12/31/2019	12,819,905	-	2,335,000	(1,109,547)	(1,357,007)	(131,554)
Sale of Units	718,230	77,348	650,000	-	-	650,000
Net Income (Loss)	-	-	-	-	(1,213,637)	(1,213,637)
Ending Balance 12/31/2020	13,538,135	77,348	2,985,000	(1,109,547)	(2,570,643)	(695,191)

Riff LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Riff LLC ("the Company") was formed in Oregon on May 25th, 2017. The Company earns revenue through the sale of its cold brewed coffee, plant-powered sparkling energy drinks, merchandise, and food & beverage sales from its brewery.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 and 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue through two segments: eCommerce and in person point of sale

For Products, the Company's primary performance obligation is the delivery of its drinks and merchandise. Revenue is recognized with FOB shipping point, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

For Food & Beverage Sales, the Company's primary performance obligation is the delivery of its food & beverages to customers. Revenue is recognized at the point of sale.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Equipment	7	300,999	107,214	-	193,785
Office Equipment	3	25,141	23,744	-	1,397
Leasehold Improvements	4-6	173,114	69,064	-	104,050
Grand Total	**-**	**499,254**	**200,022**	-	**299,232**

Inventory

The Company's inventory consists of finished goods, packaging, work-in-process (WIP), raw materials, and food & beverage. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2020	2019
Finished Goods	$87,008.58	43,716
Packaging	$90,027.19	54,379
WIP	-	1,276
Raw Materials	$6,698.75	8,150
Food & Beverage	-	11,202
Grand Total	**183,735**	**118,723**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized a Profits interest Incentive Plan for the purposes of retaining its employees and enhancing the long-term value of the Company. The Company has authorized a maximum of 469,777 units of Class B Nonvoting Units under this plan. Any grants of Profit Interest to employees shall commence vesting on the grant date and vest at a rate of 25% each year until fully vested after four (4) years.

The Company accounts for performance bonus payments issued to employees under ASC 710 (Performance Bonus). Under ASC 710, the Company is required to accrue a liability for employee's compensation for future absences if all of the following conditions are met: the employee's right to receive compensation for future absences is attributable to employee services already rendered, the right vests or accumulates, payment of the compensation is probable, and the amount of the payment can be reasonably estimated. Accrual of a liability for non-vesting rights depends on whether the unused rights either expire at the end of the year in which they are earned (often referred to as a "use it or lose it" policy) or accumulate and are carried forward to succeeding years. If the rights expire, a liability for future absences is not accrued at year-end because the benefits to be paid in subsequent years would not be attributable to employee services rendered in prior years.

Bonus payments may require estimation since the amount of the bonus may be affected by the entity's net income for the year, the income taxes currently payable, or other factors. As a result, the Company's performance bonus payments are recognized when payment is both probable and reasonably estimable and measured at present value and then remeasured at each reporting date. Compensation cost may or may not be spread over multiple accounting periods.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2019 and 2020, the Company entered into several Unsecured Promissory Note agreements with its founders for the purposes of funding operations. These notes carry an annual interest rate of 8.5% and no security interest. Several loans had maturity dates in October and November 2020; however, they were not paid back, and the holders will not pursue any actions to collect them, though they are still payable. The total ending balances of these notes were $575,000 and $700,000 as of December 31, 2019 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $30,000 with an interest rate of 3.75% and a maturity date of June 12, 2050. This loan is secured by all tangible and intangible personal property. The ending balance of this loan was $30,000 as of December 31, 2020.

In 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $142,745 with an interest rate of 1% and a maturity date of June 22, 2022. This loan is not secured. The ending balance of this loan was $142,750 as of December 31, 2020.

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	267,745
2022	-
2023	200,000
2024	30,000
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with a three (3) classes of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

The Company has authorized unlimited units of Class A Voting Units. 12,819,905 and 13,538,135 units were issued and outstanding as of December 31, 2019 and 2020, respectively.

The Company has authorized 470,561 units of Class B Nonvoting Units. 0 and 77,348 units were issued and outstanding as of December 31, 2019 and 2020, respectively.

The Company has authorized unlimited units of Class C Preferred Units. No such units were issued nor outstanding as of 2019 and 2020.

Class A Voting Units and Class B Nonvoting Units shall be identical except that Class A Units have a vote, while Class B Units do not. However, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units. Furthermore, only Class B Units are subject to the Company's Profits Interest Incentive Plan (see "Equity Based Compensation" for further details).

Class C Preferred Units have the right to vote and shall have priority to all other classes of Units distributions equal to one times (1x) their Initial Purchase Price before distributions are made to other classes of Units during a liquidity event.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 28, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, has negative cashflows from operations, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank

responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.